Exhibit 12.1

AIRTRAN HOLDINGS INC.

EXHIBIT 12.1—STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Three months ended March 31, 2008	Year Ended December 31
		2007	2006	2005	2004	2003
Income (loss) before taxes and cumulative effect of change in accounting principle	$(54,755)	$87,352	$24,657	$12,180	$16,252	$86,528
Amortization of capitalized interest	2,584	9,226	12,943	8,550	4,922	1,664
Interest including interest capitalized	21,567	82,277	64,392	37,567	26,782	42,645
Less interest capitalized during the period	(5,447)	(15,973)	(26,474)	(15,330)	(7,354)	(2,085)
Interest portion of rent expense	40,577	160,989	156,799	135,965	112,418	98,162

Earnings	$4,526	$323,871	$232,317	$178,932	$153,020	$226,914

Interest including interest capitalized	$21,567	$82,277	$64,392	$37,567	$26,782	$42,645
Interest portion of rent expense	40,577	160,989	156,799	135,965	112,418	98,162

Fixed Charges	$62,144	$243,266	$221,191	$173,532	$139,200	$140,807

Ratio of Earnings to Fixed Charges	— (1)	1.3	1.1	1.0	1.1	1.6

(1)	For the quarter ended March 31, 2008, our earnings were insufficient to cover fixed charges by $57.6 million.